444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-09

PolyMet reacts to Corps of Engineers decision on NorthMet section 404 permit

St. Paul, Minn., June 6, 2023 - Poly Met Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, shares the following statement issued today by NewRange Copper Nickel LLC ("NewRange") regarding the revocation of NorthMet's Clean Water Act section 404 permit by the U.S. Army Corps of Engineers:

"Today's decision by the U.S. Army Corps of Engineers is reversal of thoroughly reviewed water quality data that has been collected and assessed over the last decade. The planned NorthMet Project development is protective of water, air and other resources and can produce copper, nickel and platinum group metals (PGM) in a responsible and sustainable manner. In fact, the project clearly shows that through its proposed water treatment and management processes, it will remove more than 1,400 tons of sulfate per year from the St. Louis River system, the result of historic iron ore mining operations. It also will lead to a net reduction in pre-existing mercury loading to the river system.

"The Corps' decision is one that requires careful review, determined action, and further engagement with regulators and all key stakeholders. NewRange is reviewing all of our options as we chart a course forward for the development of the NorthMet Project in a safe and environmentally responsible manner that considers NewRange's communities of interest. The NorthMet Project is a well-considered and thoroughly evaluated development opportunity that will deliver high-demand minerals that are critical to the nation's and the world's transition to clean energy and clean mobility technologies, and the promise of jobs and significant economic benefits for northeastern Minnesota."

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the work program. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.